April 24, 2026

Richard J. Hendrix
President, Chief Executive Officer and Director
Live Oak Acquisition Corp. V
4921 William Arnold Road
Memphis, TN 38117

        Re: Live Oak Acquisition Corp. V
            Form 10-K for Fiscal Year Ended December 31, 2025
            Form 8-K Furnished March 31, 2026
            File No. 001-42540
Dear Richard J. Hendrix:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished March 31, 2026
Exhibit 99.1
Why Teamshares matters, page 19

1. You disclose $24 million EBITDA, a non-GAAP measure, on slide 19. Please revise to provide the disclosures required by Item 100(a) of Regulation G, including a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure per Item 100(a)(2).
Historical Financial Results and Reconciliation of Non-GAAP Measures, page 81

2. Please remove all references to the non-GAAP measure consolidated Operating EBITDA and associated amounts, including measures the computation of which are based on this measure, such as Pro Forma Operating EBITDA and Return on Equity, since the Corporate Expenses adjustment appears to exclude normal, recurring, cash operating
       expenses. Refer to Questions 100.01 and 104.04 of the Non-GAAP Financial Measures
       Corporation Finance Interpretations.
       We remind you that the company and its management are responsible for the accuracy
 April 24, 2026
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services